 Exhibit 99.1

CIBC unveils new look symbolizing the bank's purpose of helping make clients' ambitions a reality

TORONTO, Sept. 22, 2021 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today introduced a new look for its brand that symbolizes the bank's purpose – to help make our clients' ambitions a reality – and reflects the enhanced capabilities and strong client-focused culture that CIBC's team of over 40,000 strong has built in recent years.

CIBC Banking Centre featuring the bank’s new logo and brand look. (CNW Group/CIBC)

CIBC's purpose will feature prominently in its new branding, which includes a bold and modern new logo that signifies the bank's relationship with clients and the transformative role the bank plays in helping clients achieve their ambitions.

"Our new look connects directly to our powerful, unifying purpose of helping make our clients' ambitions a reality, and reflects the bank we've become by investing in our capabilities and our client-focused culture," says Victor Dodig, President and CEO, CIBC. "Since our founding more than 150 years ago, CIBC has worked to deliver exceptional client experiences, never more so than today as we build a relationship-oriented bank for the modern world."

In recent years, CIBC has undertaken a broad transformation that includes building out a North American platform for growth with leading digital capabilities and innovation, and core banking solutions and advice focused on meeting the needs and expectations of clients on both sides of the border. It also includes CIBC SQUARE, the bank's new global headquarters in a state-of-the-art campus in downtown Toronto that has been purpose-built to foster a collaborative, dynamic and healthy workplace.

"Throughout our history, we have always made our clients' goals our own," says Mr. Dodig. "The pandemic highlighted again the role we play in our clients' lives. Our renewed purpose has been our north star throughout this time, and as we look to the future, it's more important than ever that our brand captures the bank we are today – one with a North American platform for growth, a client-centric culture, and a focus on the future for our stakeholders."

CIBC's New Logo: Uniting Legacy With The Future

CIBC's new brand, a symbol of the bank's purpose, is a fresh take on our first logo, which was crafted in 1966 to celebrate our bank's 100-year anniversary centennial. The new logo brings together the iconic chevrons from our centennial logo in a way that evolves past into present, to create a symbol of our purpose – one that connects to our past and future opportunities.

Clients will see the new brand launched on Thursday, September 23 on CIBC's digital channels and advertising. It will be rolled out to banking products and CIBC locations over the coming year.

Visit cibc.com/ambitions to learn more about CIBC's purpose and renewed brand.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

A CIBC Advantage Debt Card featuring the bank’s new logo and brand look. (CNW Group/CIBC)

A CIBC Aventura Visa Gold Card featuring the bank’s new logo and brand look. (CNW Group/CIBC)

CIBC’s mobile app featuring the bank’s new logo and brand look. (CNW Group/CIBC)

A CIBC billboard advertisement featuring the bank’s new logo and brand look. (CNW Group/CIBC)

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/22/c7017.html

%CIK: 0001045520

For further information: Tom Wallis, CIBC Communications & Public Affairs, 416 980-4048 / tom.wallis@cibc.com

CO: CIBC

CNW 08:00e 22-SEP-21